October 30, 2024

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Donald Field

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Rich Sparkle Holdings Ltd (the “Company”) Draft Registration Statement on Form F-1 Submitted September 13, 2024 CIK No. 0002031688

Dear Ms. Rebekah/Mr. Donald Field

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 7, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted September 13, 2024

Cover Page

1.	Please revise to clearly acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the cover page to clearly acknowledge that the PRC regulatory authorities could disallow this structure which would likely result in a material change in the Group’s operations in Hong Kong and/or a material change in the value of the securities Rich Sparkle is registering for sale, including that it could cause the value of such securities to significantly decline or be worthless.

2.	Please revise to clearly state that there are legal and operational risks associated with being in or having the majority of the company’s operations in Hong Kong, and make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit of completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please revise to include additional cross-references to individual risk factors related to your operations in Hong Kong.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the cover page to clearly state that there are legal and operational risks associated with being in or having the majority of the company’s operations in Hong Kong and made clear that the risks could result in a material change in the Group’s operations and/or the value of the securities Rich Sparkle is registering for sale or could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. We have also included a cross-reference to the relevant risk factors related to the Group’s operations in Hong Kong.

3.	Revise to provide a more detailed description of how cash is transferred through your organisation. Additionally please revise to include additional cross-references to individual risk factors related to your operations in Hong Kong.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the cover page to describe how cash is transferred through the organization of the Group. We have also included a cross-reference to the relevant risk factors related to our operations in Hong Kong.

4.	Disclose on the cover page how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange. In this regard, we note that your disclosure focuses only on PRC-specific regulations without also addressing Hong Kong-specific regulations.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the cover page to address the potential impact of regulatory actions related to data security or antimonopoly concerns in Hong Kong on the Group’s ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange. In addition, we have added relevant risk factors in relation to Hong Kong-specific regulations regarding data security and competition on the Risk Factors section, in particular, “Risk Factors — Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 29, and “Risk Factors —Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 30.

Conventions that Apply to this Prospectus, page ii

5.	We note that your definition of China and the PRC excludes Hong Kong and Macau. Please clarify, either in the definition itself or in an appropriate discussion of legal and operational risks, that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong.

Response: In response to the Staff’s comment, we have distinguished the definitions of “China” from that of “Mainland China” and revised globally the references to “China” and “Mainland China” throughout the Form F-1.

Prospectus Summary, page 1

6.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the cover page and page 3.

Corporate History and Structure, page 2

7.	Please revise the diagram of your corporate structure to identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Consider adding footnote or narrative disclosure as applicable.

Response: In response to the Staff’s comment, we have revised the diagrams on pages 3 and 60 and included additional footnotes to identify the entity in which investors are purchasing and the entity in which the company’s operations are conducted.

Summary of Risk Factors

Risks Relating to Doing Business in Hong Kong and the PRC, page 3

8.	Where you state that the PRC government “may intervene or influence [y]our operations,” please revise to acknowledge further that such intervention or influence may happen at any time. Make conforming revisions to the risk factors at page 15. Additionally, please revise so that each summary risk factor in this section includes a cross-reference to the relevant individual detailed risk factor, including page number.

Response: In response to the Staff’s comment, we have revised the disclosure specifically on pages 4 and 23 and globally to acknowledge further that such intervention or influence may happen at any time with little advance notice. We have also included cross-reference to the relevant individual detailed risk factor with page numbers.

9.	State here and in the risk factors, as you have on the cover page, that to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3, 6 and 34.

Permission Required From Hong Kong and Chinese Authorities, page 9

10.	Please revise to affirmatively identify the “requisite permissions or approvals from the Hong Kong authorities” that you and your subsidiaries must obtain to operate your business, and where you state that all such permissions and approvals have been received, please also state whether any permissions or approvals have been denied.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the cover page and page 15 to affirmatively confirm that, apart from business registration certificates, the Company and/or its subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to operate our business, and that the Operating Subsidiary, ANAP (HK), has received all requisite permissions or approvals from the Hong Kong authorities to operate its businesses in Hong Kong, including but not limited to its business registration certificates, and no permission or approval has been denied.

11.	Please revise to clarify whether you have relied upon an opinion of counsel with respect to each of your conclusions regarding permissions and approvals from Hong Kong and PRC authorities to operate your business and offer securities to investors. For example, you stat that you have been “advised by” your Hong Kong counsel rather than clear indication of an opinion. Additionally, it appears that you are not relying on an opinion of counsel regarding your conclusion that you and your subsidiaries do not need any permissions and approvals from PRC authorities, including the Cybersecurity Administration of China (CAC) or the China Securities Regulatory Commission (CSRC). If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on pages 14 and 15 to specifically state the opinion and advice rendered by the Hong Kong counsel and PRC counsel of the Company. We have also stated that, based on the opinion obtained from the PRC counsel, China Commercial Law Firm, neither the Company nor its subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate its business and offer the securities being registered to foreign investors.

Risk Factors

Risk Related to Doing Business in Hong Kong and the PRC, page 15

12.	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your risk factor disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Additionally, include risk factor disclosure explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: In response to the Staff’s comment, we have revise our risk factor disclosure, see “Risk Factors — There remain uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 26.

We have also included a risk factor “Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 29, to explain the relevant laws and regulations in Hong Kong in relation to oversight over data security.

Industry, page 68

13.	We note your disclosure that this section contains information from an industry report commissioned by you and prepared by CIC. Please file as an exhibit to the registration statement the consent of CIC required by Rule 436 under this Securities Act.

Response: In response to the Staff’s comment, we have included on page II-3, the consent of China Insights Industry Consultancy Limited as Exhibit 99.11.

Business, page 68

14.	Please provide additional detail regarding the “provisions of co-working space” that you describe as a service offered to your customers. Clarify where such space is located and whether you own or lease such space, and explain how this service fits into the revenue categories of “financial printing services,” “advisory services,” and “other services” discussed at page 58.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 1, 62, 93 and 94.

Our Competitive Strengths, page 83

15.	Where you discuss your “broad and diverse customer base,” please contextualize your statement that you have “over 160 customers” by disclosing the relevant measurement date or period for such amount. For example, explain whether this is the number of customers you have had since formation, during a particular financial period, or something else. Provide similar disclosure where you identify “large customer base” as a competitive strength at page 1 of the prospectus summary.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 1, 2 and 94.

Growth Strategies, page 84

16.	Please discuss the costs and timing associated with the growth strategies identified in this section. For example, clarify the anticipated costs associated with “procur[ing] {AI technologies} from third-party information technologies vendors” and “recruit[ing] staff to support our expansion,” and disclose when you expect to commence providing financial printing services in the United States. Ensure that any risks associated with these growth strategies are properly addressed.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 38 and 95.

Operation, page 86

17.	Please elaborate on the role of third party subcontractors within your business operations and the extent to which you rely on them to provide services to customers. In this regard, we note your disclosure at page 27 that if suppliers “are unavailable to provide services to us...our operations, business, reputation, and profitability may be adversely affected,” as well as the fact that “subcontracting fee” comprised 39.5% and 45.1% of cost of services for the six months ended March 31, 2024 and year ended September 30, 2023, respectively. Disclose whether you have any standing contractual arrangement with the supplier that accounted for over 10% of total cost of revenue for the six months ended March 31, 2024 and if so, disclose the material details of such arrangement and file any related agreements as exhibits, or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on page 99. In addition, the Group engages its suppliers on a one-off engagement and the Group do not have any standing contractual agreement with our suppliers. As such, we belief that the agreements with our suppliers (including the supplier that accounted for over 10% of total cost of revenue for the six months ended March 31, 2024) are not required to be filed as exhibits.

Management

Directors and Executive Officers, page 91

18.	Expand your biographical disclosure for Ka Wo Ng to provide additional information regarding his experience and qualifications, including his business experience, functions, and areas of experience in the company and any principal business activities performed outside the company. Refer to Item 6.A of Form 20-F.

Response: In response to the Staff’s comment, we have revised the biographical disclosure of Ka Wo, NG on page 102.

Employment Agreements and Director Agreements, page 2

19.	You state that you “will enter” into employment agreements with each of your executive officers, but also that these individuals “have agreed” to serve as executive officers for a period of three years. Please clarify whether these employment agreements have been entered into, and file them as exhibits to the registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 103 and included on page II-3, the form of employment agreement between the Company and its executive officers as Exhibit 10.2.

Related Party Transactions, page 98

20.	Please revise to provide the information called for by Item 7.B of Form 20-F with respect to each related party transaction required to be disclosed in this section. In this regard, we note that you have disclosed a related party balance as of certain dates without discussing the underlying loans and/or other transactions (i.e., the “advances from the related company”) that resulted in such balance. Please also ensure that any outstanding amount due to Superb Prospect Group Ltd. is also disclosed as of the most recent practicable date.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 109, F-21 and F-41 of the Form F-1 to clarify the transactions of the related party balance.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

21.	We note from your disclosure on Note 14 that you earn revenue from Advisory Services and Others. Please revise your disclosure to state your recognition policy for each of these revenue streams.

Response: We note the Staff’s comment, and respectfully advise that we have revised F-12 and F-33 of the Form F-1 to clarify the recognition policy for each of these revenue streams.

22.	We note from your disclosure on page 87 that you provide services such as typesetting, translating, designing, printing and advisory services. Please tell us whether these services are always provided together as a unit, or if these services can be or have been provided on an individual basis. In addition, we note that many of these services are fulfilled by a third party. Please provide us with your “principle vs. agent” analysis for each of your revenue streams. Please refer to the guidance in ASC 606-10-50-12(c) and ASC 606-10-55-36 through 40.

Response: We note the Staff’s comment, and respectfully advise that we have revised F-11 and F-33 of the Form F-1 to clarify that the recognition policy and the following explanation to clarify the “principal and agent” analysis:

According to ASC 606-10-50-12(c), the nature of the goods or services that the entity has promised to transfer, highlighting any performance obligations to arrange for another party to transfer goods or services (that is, if the entity is acting as an agent). Regarding the principal versus agent considerations stated in ASC 606-10-55-36 through 40, when another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. An entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party.

The Company is act as the principal in (1) financial printing services; (2) advisory services; and (3) other services as it controls the specified good or service before that good or service is transferred to a customer. The control is indicated by the followings:

1.	The Company has discretion in establishing the price for the specified good or service

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. The Company has discretion in establishing the service fee which negotiated upon the scope of services directly with the customers. The transaction price a fixed consideration to which an entity expects to be entitled in exchange for financial printing service, advisory services or standalone supporting service to customers.

2.	The Company is primarily responsible for fulfilling the promise to provide the specified good or service

The Company recognizes revenue from provision of financial printing services, including typesetting, translating, designing and printing together as a unit and deliver the final product such as annual financial reports, corporate announcements, circulars and proxy statements to the customer. The Company has its own team including graphic designers, typesetters and proofreaders. The third-party suppliers are acted as the supporting suppliers in delivering parts of the products. The Company is obliged to satisfy the performance obligation by integrating the work done of the suppliers and its own staff to produce the final products. The Company is primarily responsible for fulfilling the promise and has the control of the service as it directly reacts and response to customers’ feedback and simultaneously provides the service to the customers delivered by its staff.

The advisory services consist of conducting internal control assessment and environmental, social and governance performance evaluation and converting the result to deliver report to the customers. The Company has its own team including consultants, typesetters and proofreaders. The third-party suppliers are acted as the supporting suppliers which follow the instruction of the Company in producing and delivering parts of the products. The Company is obliged to satisfy the performance obligation by integrating the work done of the suppliers and its own staff to produce the final products. The Company is primarily responsible for fulfilling the promise and has the control of the service as it directly reacts and response to customers’ feedback and simultaneously provides the service to the customers delivered by its staff.

General

23.	We note from your disclosure at pages 52 and F-7 that 25 Series A preferred shares were issued to FCGM Strategic Investment Pte. Ltd. in July 2024, although it appears that these may be converted into ordinary shares prior to the consummation of the offering. If you will have an authorized dual- or multi-class capital structure at the time of the IPO, please revise to briefly describe such structure and the different authorized classes of stock in the prospectus cover page, summary, risk factors, and capitalization sections. Explain the nature of any disparate voting or other material rights associated with the classes.

Response: We note the Staff’s comment, and respectfully submit that, pursuant to the subscription agreement dated June 26, 2024 entered into by the Company and FCGM Strategic Investment Pte. Ltd. (“FCGM”), the 25 Series A preferred shares issued to FCGM shall be converted automatically into ordinary shares upon the U.S. SEC having indicated no further comments on the registration statement of the Company. Therefore, the Company will not have an authorized dual- or multi-class capital structure at the time of the IPO. We have also included a description of the conversion requirement under the subscription agreement on pages 61, 62 and 63.

24.	We note that a key growth strategy and use offering proceeds is incorporation of generative artificial intelligence features into your products and services. Please revise to include a definition of “artificial intelligence” within the context of your business, and include an appropriate risk factor addressing the material risks that use of generative artificial intelligence pose to your business, operations, and financial condition, as appropriate. Additionally, where you discuss your artificial intelligence growth strategically at pages 53 and 84, elaborate on your disclosure that these technologies will allow you to “generate content that aligns with…regulatory standards,” detect and correct errors in financial documents with high precision, and “ensur[e] compliance with regulatory guidelines,” which may be read to imply that artificial intelligence will result in expansion of your services beyond “typesetting, proofreading, translation, design, and printing.” Please clarify whether, for example, you will assume increased responsibility for the substantive content of your clients’ regulatory filings upon utilizing these tools.

Response: In response to the Staff’s comment, we have included on page ii a definition of “artificial intelligence” within the context of our business. We have also revised the disclosure on pages 38 and 95.

25.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comment, the Company will provide the Staff with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Please contact the undersigned at (852) 3923 1188 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Ted Paraskevas

Direct Dial: +852 3923 1188
Email:lvenick@loeb.com